Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 22, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Star Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 14, 2020

File No. 333-249138

Ladies and Gentlemen:

On behalf of Northern Star Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 21, 2020, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

General

1.

Your disclosure on page 20 and elsewhere in your prospectus regarding the limitation on conversion rights of stockholders holding 20% or more of the shares sold in this offering does not appear to be consistent with Article Sixth of your form of restated and amended certificate of incorporation filed as Exhibit 3.2. In that regard, we note that such exhibit describes a limitation on conversion rights of stockholders holding more than an aggregate of 15% of the IPO shares. Please revise or advise.

We have revised Article Sixth of the form of the Company’s Amended and Restated Certificate of Incorporation to correctly reflect the 20% limitation referenced above and have refiled the exhibit with Amendment No. 2 to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Securities and Exchange Commission

October 22, 2020

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Joanna Coles